
ICAP

2 March 2006


06011493

VIA COURIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA


SEC MAIL PROCESSING
RECEIVED
MAR 0 8 2006
WASH, D.C.
152
SECTION

FILE NUMBER: 08204904

SUPPL

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

PROCESSED
MAR 0 9 2006
THOMSON
FINANCIAL

Jenny McAuley
Company Secretarial
Tel: +44 20 7000 5784
Fax: +44 20 7000 5788
Email: jenny.mcauley@icap.com

Encs:

3/9

H:\secretarial\Kathryn\SEC Filings\2006\02.03.06.doc

ICAP plc
2 Broadgate
London
EC2M 7UR

Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975
www.icap.com



Registered Office as above
Registered in England & Wales No: 3611426



2 March 2006

VIA COURIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

FILE NUMBER: 08204904

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

Jenny McAuley
Company Secretarial
Tel: +44 20 7000 5784
Fax: +44 20 7000 5788
Email: jenny.mcauley@icap.com

Encs:

H:\secretarial\Kathryn\SEC Filings\2006\02.03.06.doc

ICAP plc
2 Broadgate
London
EC2M 7UR
Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975
www.icap.com


THE QUEEN'S AWARDS FOR ENTERPRISE

Regulatory Announcement

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Holding(s) in Company
Released	12:41 01-Mar-06
Number	1257Z

RNS Number:1257Z
ICAP PLC
01 March 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

ICAP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

LLOYDS TSB GROUP PLC

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

5,547,424

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

0.913%

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

11) Date listed company informed

28.02.06

12) Total holding following this notification

24,264,531

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.994%

14) Any additional information

15) Name of contact and telephone number for queries

KATHRYN DICKINSON
020 7000 5782

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

KATHRYN DICKINSON
DEPUTY COMPANY SECRETARY

Date of Notification .... 1 March 2006

LETTER TO: ICAP PLC
DATED: 28 FEBRUARY 2006

ICAP Plc

NOTIFICATION UNDER PART VI OF THE COMPANIES ACT 1985 (AS AMENDED BY THE COMPANIES ACT 1989)

This notification is made on behalf of Lloyds TSB Group Plc and its subsidiaries.

We refer to our previous notification. Certain of the particulars contained within it have changed. This notification contains the revised particulars and therefore supersedes our earlier notification.

I write to advise you that Lloyds TSB Group Plc, is interested in 24,264,531 shares, which we understand represents 3.994% of the relevant share capital, and constitutes a notifiable interest for the purpose of part VI of the Companies Act 1985. This is calculated on an issued share capital of 607,488,030 shares.

Subsidiary	Shares	Percentage
Lloyds TSB Jersey Offshore	400	0.000%
Lloyds TSB Private Banking	288,507	0.047%
Lloyds TSB Registrars	205,983	0.034%
Scottish Widows Investment Partnership	23,769,641	3.913%

FROM: LLOYDS TSB GROUP PLC

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	ICAP PLC
TIDM	IAP
Headline	Blocklisting Interim Review
Released	09:40 01-Mar-06
Number	1080Z

RNS Number:1080Z
ICAP PLC
01 March 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 1 MARCH 2006

1. Name of applicant: ICAP PLC

2. Name of scheme 2001 UNAPPROVED COMPANY SHARE OPTION PLAN

3. Period of return:

From 1 SEPTEMBER 2005 To 28 FEBRUARY 2006

4. Balance under scheme from previous return:

1,514,189 ORDINARY SHARES OF 10P EACH

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

N/A

6. Number of securities issued/allotted under scheme during period:

391,666 ORDINARY SHARES OF 10P EACH

7. Balance under scheme not yet issued / allotted at end of period

1,122,523 ORDINARY SHARES OF 10P EACH

8. Number and class of securities originally listed and the date of admission

10,000,000 ORDINARY SHARES OF 10P EACH ON 11 FEBRUARY 2002 OF WHICH 2,500,000 DESIGNATION TO THIS SCHEME.

9. Total number of securities in issue at the end of the period

607,488,030 ORDINARY SHARES OF 10P EACH

Name of contact

KATHRYN DICKINSON
DEPUTY COMPANY SECRETARY

Address of contact

2 BROADGATE, LONDON EC2M 7UR

Telephone number of contact

020 7000 5782

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

ICAP PLC
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Blocklisting Interim Review
Released	09:39 01-Mar-06
Number	1079Z

RNS Number:1079Z
ICAP PLC
01 March 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 1 MARCH 2006

1. Name of applicant: ICAP PLC

2. Name of scheme 1998 UNAPPROVED SHARE OPTION PLAN

3. Period of return:

From 1 SEPTEMBER 2005 To 28 FEBRUARY 2006

4. Balance under scheme from previous return:

1,150,860 ORDINARY SHARES OF 10P EACH

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

N/A

6. Number of securities issued/allotted under scheme during period:

300,000 ORDINARY SHARES OF 10P EACH

7. Balance under scheme not yet issued / allotted at end of period

850,860 ORDINARY SHARES OF 10P EACH

8. Number and class of securities originally listed and the date of admission

10,000,000 ORDINARY SHARES OF 10P EACH ON 11 FEBRUARY 2002 OF WHICH 5,000,000

DESIGNATION TO THIS SCHEME.
7,500,000 ORDINARY SHARES OF 10P EACH ON 7 FEBRUARY 2003 OF WHICH 2,500,000 DESIGNATED TO THIS SCHEME.
2,500,000 ORDINARY SHARES OF 10P EACH ON 11 AUGUST ALL DESIGNATED TO THIS SCHEME

9. Total number of securities in issue at the end of the period

607,488,030 ORDINARY SHARES OF 10P EACH

Name of contact

KATHRYN DICKINSON
DEPUTY COMPANY SECRETARY

Address of contact

2 BROADGATE, LONDON EC2M 7UR

Telephone number of contact

020 7000 5782

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

ICAP PLC
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Blocklisting Interim Review
Released	09:31 01-Mar-06
Number	1078Z

RNS Number:1078Z
ICAP PLC
01 March 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date:

1. Name of applicant: ICAP PLC

2. Name of scheme 1998 SHARESAVE SCHEME

3. Period of return:

From 1 SEPTEMBER 2005 To 28 FEBRUARY 2006

4. Balance under scheme from previous return:

1,563,327 ORDINARY SHARES OF 10P EACH

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

N/A

6. Number of securities issued/allotted under scheme during period:

73,060 ORDINARY SHARES OF 10P EACH

7. Balance under scheme not yet issued / allotted at end of period

1,490,267 ORDINARY SHARES OF 10P EACH

8. Number and class of securities originally listed and the date of admission

10,000,000 ORDINARY SHARES OF 10P EACH ON 11 FEBRUARY 2002 OF WHICH 2,500,000 DESIGNATION TO THIS SCHEME.
7,500,000 ORDINARY SHARES OF 10P EACH ON 7 FEBRUARY 2003 OF WHICH 5,000,000 DESIGNATED TO THIS SCHEME

9. Total number of securities in issue at the end of the period

607,488,030 ORDINARY SHARES OF 10P EACH

Name of contact

KATHRYN DICKINSON
DEPUTY COMPANY SECRETARY

Address of contact

2 BROADGATE, LONDON EC2M 7UR

Telephone number of contact

020 7000 5782

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

ICAP PLC
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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